UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description
99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 22, 2020
99.2	Notice of Meeting and Record Date
99.3	Notice of 2020 Annual and Special Meeting of Shareholders
99.4	Notice of Availability of Proxy Materials for the Annual and Special Meeting of Shareholders of Liminal BioSciences Inc.
99.5	Proxy Form
99.6	Virtual AGM User Guide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: April 30, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer